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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 1-11130
                            ------------------------
                                     ALCATEL
                 (Translation of Registrant's Name Into English)

                                54, rue La Boetie
                              75008 Paris -- France
                    (Address of principal executive offices)
                            ------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F         X                   Form 40-F
             -----------------                     -----------------

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes                                  No           X
       ------------                          -----------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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Entry into Merger Agreement



     On April 2, 2006, Alcatel, a societe anonyme organized under the laws of the Republic of France ("Alcatel"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Lucent Technologies, Inc., a Delaware corporation ("Lucent"), and Aura Merger Sub, Inc. ("Merger Sub"), a direct wholly owned subsidiary of Alcatel. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Lucent, and Lucent will be the surviving corporation and a direct wholly owned subsidiary of Alcatel (the "Merger"). The Merger is intended to qualify as a reorganization for federal tax purposes.

     At the effective time of the Merger (the "Effective Time"), each share of Lucent common stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.1952 (the "Exchange Ratio") of an American Depositary Share of Alcatel (each, an "ADS") representing one
(1) ordinary share, nominal value E2.00 per share, of Alcatel ("Alcatel Ordinary Shares"). Outstanding options to purchase shares of Lucent common stock granted under Lucent's option plans shall be converted at the Effective Time into the right to acquire Alcatel Ordinary Shares, with the exercise price and the number of Alcatel Ordinary Shares to be received adjusted to reflect the Exchange Ratio.

     The Merger Agreement also contains certain closing conditions, including the approval of the Merger Agreement and the transactions contemplated thereby by the shareholders of each of Alcatel and Lucent, regulatory approvals and decisions (including under the Hart-Scott-Rodino Antitrust Improvements Act, the European Commission under European merger regulations and by the Committee on Foreign Investment in the United States), and the maintenance of the fair market value of assets under certain Lucent pension plans within specified levels.

     If the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, Lucent or Alcatel will be required to pay the other a termination fee of $250,000,000, and in some cases $500,000,000, depending on the circumstances giving rise to the termination.

     The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 hereto, and is incorporated into this report by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Alcatel or Lucent. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Alcatel and Lucent to each other in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Alcatel and Lucent rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Alcatel or Lucent.

     On April 2, 2006, Alcatel and Lucent issued a joint press release announcing their entry into the Merger Agreement, which is attached as Exhibit
99.1 hereto, and is incorporated into this report by reference.

     On April 2, 2006, Alcatel's Chairman and Chief Executive Officer sent an letter to Alcatel's employees regarding the Merger. This letter is attached as
Exhibit 99.2 hereto, and is incorporated to this report by reference.



IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

     In connection with the proposed transaction, Alcatel and Lucent intend to file relevant materials with the Securities and Exchange Commission (the "SEC"), including the filing by Alcatel with the SEC of a Registration Statement on Form F-6 and a Registration Statement on Form F-4 (collectively, the "Registration Statements"), which will include a preliminary prospectus and related materials to register the ADSs, as well as the Alcatel Ordinary Shares underlying such ADSs, to be issued in exchange for Lucent common shares, and Lucent and Alcatel plan to file with the SEC and mail to their respective stockholders a Proxy Statement/Prospectus relating to the proposed transaction. The Registration Statements and the Proxy Statement/Prospectus will contain important information about Lucent, Alcatel, the transaction and related matters. Investors and security holders are urged to read the Registration Statements and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus and other documents filed with the SEC by Lucent and Alcatel through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus when they become available from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boetie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

     Lucent and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Lucent's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about January 3, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500.

     Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Alcatel's Form 20-F filed with the SEC on March 31, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boetie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.



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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALCATEL


     Date: April 3, 2006         By:    /s/   Jean-Pascal Beaufret
                                        --------------------------
                                 Name:  Jean-Pascal Beaufret
                                 Title: Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit
Number      Description
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2.1         Agreement and Plan of Merger, dated as of April 2, 2006, by and among Lucent Technologies, Inc., Alcatel and Aura Merger Sub, Inc.

99.1 Press Release, dated April 2, 2006, issued jointly by Alcatel and Lucent Technologies, Inc.

99.2 Letter to Alcatel Employees from Alcatel's Chairman of the Board and Chief Executive Officer regarding the Merger, dated April 2, 2006.


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